ANNUAL REPORT 2004

West Marine®

"Our mission is to be the best supplier of boating-related products



and services that provide outstanding value to every customer. We are committed to treating all of our customers even better than they expect to be treated so that they regard us as the best company in our industry.

While continuing to grow, we will provide an open, supportive, challenging, team-oriented environment within which our associates can achieve job satisfaction, professional and personal growth.





We will actively promote boating, wor impact on the environment, improve marine habitats, and continue to con needs in the communities in which w

We will achieve superior financial returns for the benefit of our associates, customers and shareholders."



Selected Financial Data

(in thousands, except per share and operating data)

	2004	2003	2002	2001	2000
Consolidated Income Statement Data:					
Net sales	$ 682,996	$ 660,936	$ 530,588	$ 512,873	$ 508,364
Income from operations	46,771[1]	41,286[3]	34,813	28,039	18,266[5]
Income before income taxes	39,459[1,2]	32,403[4]	31,253	23,193	12,304[5]
Net income	25,534[1,2]	20,090[4]	18,908	13,917	7,391[5]
Net income per share:					
Basic	$ 1.23[1,2]	$ 1.02[4]	$ 1.00	$ 0.79	$ 0.43[5]
Diluted	$ 1.20[1,2]	$ 0.99[4]	$ 0.97	$ 0.77	$ 0.42[5]
Consolidated Balance Sheet Data:					
Working capital	$ 287,192	$ 249,690	$ 167,938	$ 144,398	$ 129,255
Total assets	532,315	493,258	358,487	320,809	307,782
Long-term debt, net of current portion	124,064	128,851	48,731	59,426	66,500
Operating Data:					
Stores open at year-end	375	345	257	240	233
Comparable stores net sales increase (decrease)	0.3%	(2.5%)	0.9%	(0.2%)	2.3%

[1] Includes a $1.9 million pre-tax charge related to the correction of certain lease accounting practices (see Note 1, "Significant Accounting Policies – Deferred Rent" and Note 6, "Commitments and Contingencies"). The impact of this charge represents $0.06 per basic and diluted share.

[2] Includes both a $1.1 million pre-tax gain from the sale of real property in Florida and a $1.4 million pre-tax charge for unamortized portion of loan costs related to obtaining a new bank credit facility. The impact of the gain and the charge represents a net $0.01 per basic and diluted share.

[3] Includes a $0.9 million pre-tax charge for integration costs associated with the Boat America acquisition.

[4] Includes both a $0.9 million pre-tax charge for integration costs associated with the Boat America acquisition and a $1.9 million pre-tax charge for extinguishment of debt associated with the Boat America acquisition. The impact of these charges represents $0.08 per basic and diluted share.

[5] Includes a $2.4 million pre-tax charge for costs related to uncollectible vendor receivables. The impact of this charge represents $0.08 per basic and diluted share.


Sales
(in millions)
700
600
500
400
300
200
100
0
2000
2001
2002
2003
2004


Earnings Per Share
(in dollars)
1.20
0.96
0.72
0.48
0.24
0.00
2000
2001
2002
2003
2004


Raytheon

To Our Stockholders



Dear Stockholders,

West Marine is a company of more than 5,000 competent, talented associates who have a real passion for boating and the boating lifestyle. We prize our loyal customers, whose satisfaction, beyond their expectations, is the major focus of our business. We are committed to both exceptional vendor partnerships through which we provide quality products, and a sincere, active involvement in the boating community.

As the new CEO, I am committed to increasing long-term shareholder value. We will accomplish this by building on West Marine's strong business foundations, continuing the momentum the company has already developed, and by creating new opportunities. We will grow by serving our customers best with the products and services they want at fair prices, and by sharing with them the expertise that helps make boating, fishing, and water-sports more fun.

Turning to the year recently ended, West Marine did well in 2004, with record revenues of $683.0 million. Net income improved 27.1% to $25.5 million, or $1.20 per share (fully diluted), compared with $20.1 million of $0.99 (fully diluted) per share a year ago.

Gross profit margins continued to rise, reaching 32.1%, compared with 31.3% in 2003 – another demonstration of our ongoing commitment to the sustainable quality as well as the quantity of our earnings. The profit margin improvements are largely the result of supply chain efficiencies and increased offering of high-quality proprietary merchandise.

At year-end, 2004, we had grown to 375 West Marine and BoatU.S. stores. These range in size from our 25,000 average square foot "Superstores" in San Diego, CA. and Ft. Lauderdale, FL. to our growing number of highly efficient West Marine Express stores, which average 2,600 square feet. The BoatU.S. operations have now been integrated successfully. We intend to continue under both brand names, as each has significant equity among its customers. Improved advertising, public relations, and direct selling initiatives supporting both brands were introduced in 2004. We are committed to the continued growth of Port Supply, our wholesale division.

West Marine's growth over the past few years was under the guidance and leadership of our former Chief Executive Officer, John Edmondson, who retired in January of 2005. We thank John for a job well done.

The spirit of West Marine is one of success building upon success. This begins with the knowledge and positive attitude of our associates. The overwhelming majority of West Marine and BoatU.S. associates boat, fish or participate in other water-sports themselves. The hands-on enthusiasm and expertise they share with customers is based on the fact that they are working at what they really enjoy. The passion associates and customers share for boating leads them to participate actively in their communities, encouraging others to, as we say in West Marine's Mission Statement, "actively promote boating, work to reduce our impact on the environment, improve and protect marine habitats and continue to contribute to the social needs in the communities in which we do business." This successful associate/customer/community relationship underlies West Marine's financial success, which in turn enables us to build our business by opening more stores with more associates and serving more customers better than their expectations in more communities in an ongoing cycle of growth.

Sincerely,

Peter Harris




87















Operations

With $683.0 million in annual revenues, West Marine is one of the largest boating supplies companies in the world. At year-end 2004 we had 375 West Marine and BoatU.S. stores in 38 states, Puerto Rico and Canada, which generated 86% of our revenues.

We opened 34 new stores in 2004, of which 21 are traditional size averaging 6,000 to 8,000 square feet and 13 are in our streamlined 2,200 to 3,000 square foot Express format. The new larger standard stores are in Oceanside, Pleasant Hill, Riverside and Santa Rosa, CA; Old Saybrook, CT; Delray Beach, Jupiter and Winter Haven, FL; Brunswick, GA; Houma and Lake Charles, LA; Bowley's Quarters and Havre de Grace, MD; Reno, NV; Freeport and Huntington Harbor, NY; Bensalem, PA; Murrell's Inlet, SC; and Edmonds, WA, as well as Midland and Toronto, Canada.

West Marine Express stores were opened in Carrabelle, Clearwater Beach, Fernandina, Gulf Breeze, Holmes Beach, and Indian Harbour, FL; Cambridge and Gloucester, MA; Atlantic Beach and Oriental, NC; Freeport and Rockport, TX; and Little Creek, VA.

Our second "Superstore," a 27,000 square foot remodeling of one of our San Diego, CA facilities, opened in June, 2004.

We closed two West Marine–branded stores, in Santa Barbara, CA and Houston, TX, during the year as well as a BoatU.S. location in Waltham, MA. We plan to re-open the Santa Barbara store, which was closed by a major waterfront construction project, in 2005.

Much of the East Coast of the United States and the Gulf States suffered the ravages of the unprecedented series of hurricanes that struck in the second half of 2004. People's highest priority after the storms was, of course, to rebuild their homes. Our associates, as their friends and neighbors, pitched in to help. After their housing was repaired, they turned their attention to the damage to their boats. Many headed for the local West Marine store for restoration supplies and advice.

Our stores in Punta Gorda and Fort Pierce, FL were severely damaged by the storms. The Fort Pierce store re-opened after nine weeks; the Punta Gorda store, which was destroyed completely, will re-open in a new location in 2005. While many of our other stores in the region had minor damage and were forced to shut down temporarily during the hurricanes, most re-opened within days.

We plan to add more than 50 stores in 2005, half in the West Marine Express and half in the traditional formats.

Our Direct Sales business, consisting of our catalog and Internet channels, accounts for approximately 7% of our revenues. Domestically, we see a growing pattern of our catalog and website acting as the vanguards of our marketing process: an increasing number of customers will research products at our website or in our master catalog, then go into our stores to make their purchases. This trend increases as we open more stores. Our policy of allowing customers to exchange catalog and Internet purchases in our retail stores is a well-regarded convenience. Our master catalog, which has grown to almost 1,200 pages, contains more than 50,000 products and product advisories and continues to be the "Bible of the Boating Industry."

On the wholesale side, our Port Supply business, which also represents about 7% of our business, transitioned to a regional structure last year, which brought us closer to our customers and improved our ability to react to their needs. Wholesale sales at our retail stores were up significantly, reflecting the increased integration of our traditional selling channels. During the year we also saw a rebound in the boat-building sector – one of our most important wholesale markets.

Almost 2.4 million people now belong to West Advantage customer loyalty programs. More than a half million of these opted for the West Advantage Plus program where for a small fee they receive extra services and additional discounts at West Marine and BoatU.S. stores. Other West Marine services include the West Marine Credit Card, our Mariner's Protection Plan with extended warranty service on eligible products purchased from us, and boat towing, marine insurance services and boat financing through affiliate relationships.

Strong supply chain management is at the heart of our improved profit margins. West Marine was recognized with two important industry honors in 2004 – the Hammond Leadership Award from The National Marine Manufacturers Association, and an award for excellence from the Voluntary Interindustry Commercial Standards Association. Product forecasting and ordering are managed centrally, while supporting different merchandising needs of each store as well as the wholesale and direct sales channels. We collaborate with many vendors to have them deliver directly to our stores, avoiding the need to go through one of our three distribution centers. We balance seasonal and regional demand patterns, which improves how we manage staffing requirements and control service levels. Our close relationships with vendor partners helped us achieve in-stock performance of more than 96%, even during our peak season.



Our Associates – Boaters Who Help Boaters

While continuing to grow, we will provide an open, supportive, challenging, team-oriented environment within which our associates can achieve job satisfaction, professional and personal growth.

Lending a hand is a nautical tradition. No one exemplifies this philosophy more than our 5,000 West Marine and BoatU.S. associates. For most of these people, boating is more than a job – it's a passion they share with our customers. Because they themselves boat, fish and enjoy other water-sports, our associates are uniquely able to relate to their customers and to their communities. A number of our associates actually live on their boats.

Our associates take part in competitive sailing events – from racing dinghies to cross-ocean races. They've won local yacht club prizes and world championships, fishing tournaments, waterskiing, kayaking and sailboarding competitions. They participate in Coast Guard Auxiliaries and powerboat squadrons. Their experience is measured not in years but in decades. Their advice is sought after and respected. When their hands-on knowledge is combined with the extensive on-the-job training they receive, the result is a level of customer service that is unmatched in our industry.

One of our company strategies is to increase our market share by offering customers a broader range of competitively priced products and services than our competitors. Fulfilling this promise, we now have more than 50,000 products, bringing customers an unprecedented selection aimed at meeting their specific requirements. This diversity is effective because our associates have the product knowledge and training to advise customers on the advantages of each product decision. Our associates take pride in selling what customers need – not just what we have on the shelf. We go the extra nautical mile: both West Marine and BoatU.S. associates are committed to providing customers with solutions and opportunities – not just products.

To maintain this high standard of associate knowledge and skill, we provide financial incentives to associates who expand their capabilities. More than half of our customer-contact associates take advantage of the opportunities offered in our voluntary technical training program. One-fourth have achieved the highest technical training certification level which involves passing 12 different tests of their technical proficiency.



Customer Commitment

Our mission is to be the best supplier of boating-related products and services that provide outstanding value to every customer. We are committed to treating all of our customers even better than they expect to be treated so that they regard us as the best company in our industry.

Customer satisfaction is at the heart of how West Marine does business. Our customers talk to us and we listen and react. Among other means of ensuring that we're consistently serving our customers even better than their expectations, we use survey cards in our stores and Internet polls to hear from thousands of West Marine and BoatU.S. customers on a regular basis. The overwhelming majority recently rated their overall shopping experience with us as "excellent" or "very good." In particular, they said they were happy with our product selection, service level, associate knowledge and attitude, and the cleanliness of our stores. We also keep tabs on how we're doing and how we might improve through advisory councils and focus groups.

In addition to providing the best service for our existing customer base, we have a number of marketing efforts underway to attract new customers. Building on our proven strengths and high level of brand awareness, we have expanded our advertising, sales promotion and public relations programs to reach a broader audience.

West Marine has a highly effective program of product-related advertising and promotion. We also project the message that we are approachable authorities on boating. We don't see ourselves simply as sales people, but rather we want to be trusted advisors who can help customers make the right choices. We have the best selection of products and services and we are active advocates for the entire boating industry. As a result of this positioning and our aggressive boater outreach programs, in 2004 we attracted nearly 700,000 new customers.

We believe in giving customers what they want. Many of our direct mail publications are tailored to the boating and water-sports preferences in specific regions and are distributed based on customers' interests as demonstrated by previous purchases. In addition, our master catalog, which has grown to almost 1,200 pages in length, was sent to more than 1.3 million people in 2004. Our West Advantage and West Advantage Plus customer loyalty programs have now grown to almost 2.4 million members.

It is our reputation for innovative, high-quality products and services at fair prices, supported by our associates' knowledge and helpfulness, that keeps our customers coming back for more. We are committed to reinforcing this reputation with every customer contact.


West Marine

Commitment to our Communities

We will actively promote boating, work to reduce our impact on the environment, improve and protect marine habitats, and continue to contribute to social needs in the communities in which we do business.

West Marine is committed to community betterment simply because it is the right thing to do. It is also good business. Our commitment takes many forms, from community volunteerism to protecting the marine environment, from promoting youth boating to supporting social services. As our profits grow, so does our charitable giving.

We actively encourage associate volunteerism. To facilitate the process, we have a Community Volunteer Committee that maintains a calendar for company volunteers to participate in local fundraisers and events. For example, last summer, 17 West Marine associates from locations as diverse as New Jersey, Georgia and Texas, gathered in St. Michaels, MD to help the Chesapeake Bay Maritime Museum. They cleaned windows, scraped and sanded a dory, scraped down a skiff and helped the Museum's shipwright apprentices with their work restoring the historic oysterboat, Old Point.

In another instance, our Florida store associates rounded up plywood sheets to help their neighbors board up windows prior to the hurricanes, and in our new "Associates Helping Associates" program, $60,000 was raised to help each other cope with the storms.

On a more formal level, West Marine contributed to hundreds of different charitable, environmental and community organizations last year. West Marine matches 100% of Associates' contributions to United Way and Earthshare through payroll deductions. In addition we recently enhanced our charitable matching grant program that encourages each of our 5,000 associates by doubling their annual contributions to charities of their choice up to $500.

West Marine is well known among boaters for its sponsorship of youth boating and water-sports programs such as the 22-event U.S. Sailing Junior Olympic Festivals, the USA Waterski Junior National Championships, Tall Ship Semester for Girls, the Youth Fishing Foundation, and local organizations and events from coast to coast. We also support such charitable boating events as the Leukemia Cup Regattas, Easter Seals Regattas, the Toys For Tots King Mackerel Tournament, the Make a Wish Tuna Challenge, the Women's Health Research Foundation Regatta, and a dozen others.

We are deeply committed to protecting our marine environment, through supporting "clean" commercial and recreational fishing, and educational and research programs to safeguard coral reefs, sea turtles and marine mammals. We are working actively with pragmatic environmental and recreational fishing groups to build a coalition to ensure the future of the oceans for generations to come.


Gross Margin
(percent)
35
30
25
20
15
10
5
0
2000 2001 2002 2003 2004


Shareholder's Equity
(thousands)
300
240
180
120
60
0
2000 2001 2002 2003 2004


Net Income
(dollars)
30
25
20
15
10
5
0
2000 2001 2002 2003 2004

Please see footnotes to Selected Financial Data table on page 1.


Store Locations
400
350
300
250
200
150
100
50
0
2000 2001 2002 2003* 2004*

*Includes 62 BoatUS stores acquired in January 2003


Stock Prices
30
25
20
15
10
5
0
2000 2001 2002 2003 2004

Share price as of close of week prior to last day of fiscal year.

Financial Contents

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis is based upon our financial statements as of the dates and for the periods presented in this section. You should read this discussion and analysis in conjunction with the Financial Statements and Supplementary Data and notes thereto.

"Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

The statements in this Annual Report that relate to future plans, events, expectations, objectives or performance (or assumptions underlying such matters) are forward-looking statements that involve a number of risks and uncertainties. These forward-looking statements include, among other things, statements that relate to West Marine's future plans, expectations, objectives, performance and similar projections, as well as facts and assumptions underlying these statements or projections. You should not place undue reliance on such forward-looking statements as they speak only as of the date they are made, and we assume no obligation to publicly update or revise any forward-looking statement even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized. Actual results may differ materially from the results expressed or implied in these forward-looking statements due to various risks, uncertainties or other factors.

Set forth below are certain important factors that could cause our actual results to differ materially from those expressed in any forward-looking statements.

Because consumers often consider boats to be luxury items, the market is subject to changes in consumer confidence and spending habits. A slowdown in the domestic economy or an increase in interest rates may adversely affect sales volumes, as well as our ability to maintain current gross profit levels.

Our operations could be adversely affected if unseasonably cold weather, prolonged winter conditions, natural disasters, such as hurricanes, or extraordinary amounts of rainfall occur during the peak boating season in the second and third quarters.

Our Direct Sales division has faced market share erosion in areas where either we or our competitors have opened stores. Management expects this trend to continue.

As West Marine expands into new ventures, concepts and acquisitions, such as boat services, which includes the installation of certain products we sell, and Express stores, we face additional challenges including those related to hiring personnel and our unfamiliarity with local demographics. New markets may also have competitive conditions, consumer tastes and discretionary spending patterns that are different from our existing markets. Our acquisition of Boat America operations involves a number of risks, including reduced BoatU.S. store sales ("cannibalization") in locations served by existing West Marine stores as we enhance service levels, gain incremental sales and increase market penetration.

Our growth principally has been related to our stores' operations. Our continued growth depends to a significant degree on our ability to continue to expand our operations through the opening and profitable operation of new stores, as well as our ability to increase net sales at our existing stores. Our planned expansion is subject to a number of factors, including the adequacy of our capital resources, our ability to locate suitable store sites and negotiate acceptable lease terms, to hire, train and integrate employees and to adapt our distribution and other operations systems.

The markets for recreational watersports and boating supplies are highly competitive. Competitive pressures resulting from competitors' pricing policies are expected to continue.

We believe that insurance coverage is prudent for risk management and we expect that our insurance costs will continue to increase. For certain types or levels of risk, including medical care and worker's compensation, we have decided to limit our purchase of relevant insurance, choosing instead to self-insure certain levels of risk. In other cases, we have elected to retain a higher portion of the risk in the form of higher deductibles. If we suffer a substantial loss that is not covered by commercial insurance, the loss and attendant expenses could have a material adverse effect on our business and operating results.

The price of our common stock may be subject to volatile fluctuations based on general economic and market conditions and by our ability to meet analysts' expectations. Failure to meet such expectations, even slightly, could have an adverse effect on the market price of our common stock. In addition, stock market volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to the operating performance of these companies. Variations in the market price of our common stock may be the result of changes in the trading characteristics that prevail in the market for our common stock including low trading volumes, trading volume fluctuations and other similar factors. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future.

Additional factors which may affect our financial results include inventory management issues, the impact of the Internet and e-commerce on the supply chain, fluctuations in consumer spending on recreational boating supplies, fluctuations in fuel prices, environmental regulations, demand for and acceptance of our products and other risk factors disclosed from time to time in our filings with the Securities and Exchange Commission.

Critical Accounting Policies and Estimates

Management's discussion and analysis of West Marine's financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States. The preparation of these financial statements requires the appropriate

Management's Discussion and Analysis of Financial Condition and Results of Operations

application of certain accounting policies, many of which require us to make estimates and assumptions about future events and their impact on amounts reported in our financial statements and related notes. Since future events and their impact cannot be determined with certainty, the actual results will inevitably differ from our estimates. Such differences could be material to the financial statements.

We believe our application of accounting policies, and the estimates inherently required therein, are reasonable. These accounting policies and estimates are constantly reevaluated and adjustments are made when facts and circumstances dictate a change. Our accounting policies are more fully described in Note 1 to the financial statements, located elsewhere in this Annual Report. We have identified certain critical accounting policies, which are described below.

Lease accounting. Our accounting practices and policies with respect to leasing transactions include: a) recording rent expense starting on the date we gain possession of leased property; b) conforming the lease term used in calculating straight-line rent expense with the term used to amortize improvements on leased property; and c) recording tenant improvement allowances received from landlords as an adjustment to deferred rent, reducing straight-line rent expense.

Deferred rent. Certain of our operating leases contain periods of free or reduced rent or contain predetermined fixed increases in the minimum rent amount during the lease term. For these leases, we recognize rent expense on a straight-line basis over the expected life of the lease, generally about ten years, including periods of free rent, and record the difference between the amount charged to rent expense and the rent paid as deferred rent. Tenant improvement allowances received from landlords are treated as deferred rent adjustments, reducing straight-line rent expense over the life of the lease.

Revenue recognition. Typically we record sales, net of estimated returns, when merchandise is purchased by customers at retail locations. When merchandise is shipped from a warehouse directly to a customer, we record sales when such merchandise is received by the customer. Return allowances, which reduce net sales for expected product returns, are estimated using historical experience.

Comparable store sales. We define comparable store sales as sales from stores that have been open at least 13 months and where selling square footage did not change by more than 40% in the previous 13 months. Sales from the 62 BoatU.S. stores acquired in January 2003 from Boat America were included in comparable store sales beginning in March 2004.

Merchandise inventories. Our merchandise inventories are carried at the lower of cost or market on a first-in, first-out basis. Inventory cost includes certain indirect costs related to the purchasing, transportation and warehousing of merchandise. We make certain assumptions based upon historical experience and current information to adjust inventory value to the lower of cost or market. Potentially obsolete inventories are marked down based upon current levels of discontinued product and historical analysis of the liquidation of discontinued inventory below cost. The nature of our inventory is such that the risk of obsolescence is not material.

Vendor allowances. We receive allowances from vendors through a variety of programs and arrangements, including cash discounts and purchase quantity discounts. We recognize such allowances as a reduction to cost of goods sold as the related products are sold or as a reduction in selling, general and administrative expenses.

Long-lived assets. We review long-lived assets for impairment whenever events or changes in circumstances, such as store closures, indicate that the carrying value of an asset may not be recoverable. At the time a decision is made to close a store, we record an impairment charge, if appropriate, and accelerate depreciation over the revised useful life. We believe at this time that the long-lived assets' carrying values and useful lives continue to be appropriate.

Income taxes. We record a valuation allowance to reduce our deferred tax assets to the amount we believe is more likely than not to be realized. While we have considered future taxable income, state tax apportionment and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Likewise, should we determine that we would be able to realize our deferred tax assets in the future in excess of our recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

Our tax filings are subject to audit by authorities in the jurisdictions where we conduct business, which may result in assessments of additional taxes. We believe we have adequately provided for obligations that would result from these legal and tax proceedings where it is probable we will pay some amounts and the amounts can be estimated; in some cases, however, it is too early to predict a final outcome.

Foreign currency translation. In the preparation of consolidated financial statements, the assets and liabilities of our Canadian subsidiary are denominated in Canadian dollars and translated to U.S. dollars at the rate of exchange in effect at the balance sheet date; income and expenses are translated at average rates of exchange prevailing during the reporting period. The related translation adjustments are reflected in the other comprehensive income section of the consolidated statements of stockholders' equity. Almost all of the revenues and expenditures of West Marine are denominated in U.S. dollars. However, foreign currency gains and losses from transactions denominated in foreign currencies, including inter-company transactions, are included in operating results and have not been significant to date.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

The following table sets forth certain income statement components expressed as a percent of net sales:

	2004	2003	2002
Net sales	100.0%	100.0%	100.0%
Cost of goods sold including buying and occupancy	67.9%	68.7%	69.3%
Gross profit	32.1%	31.3%	30.7%
Selling, general and administrative expenses	25.2%	25.0%	24.1%
Income from operations	6.9%	6.3%	6.6%
Interest expense	1.1%	1.4%	0.7%
Income before income taxes	5.8%	4.9%	5.9%
Provision for income taxes	2.0%	1.9%	2.3%
Net income	3.8%	3.0%	3.6%

2004 Compared to 2003

In 2004, we had net sales of $683.0 million, an increase of $22.1 million, or 3.3%, over net sales of $660.9 million in 2003. Net income was $25.5 million, or $1.20 per share, in 2004, compared to net income of $20.1 million, or $0.99 per share, in 2003. Fiscal year 2004 was a 52-week year, compared to a 53-week year in 2003. Net income for 2004 included six unusual items:

- $1.9 million pre-tax cumulative charge related to the lease accounting correction (included in cost of goods sold);
- $1.1 million pre-tax gain on sale of real property (included in selling, general and administrative (SG&A) expenses);
- $0.9 million pre-tax charge for hurricane preparation and recovery costs (included in SG&A expenses);
- $0.7 million pre-tax charge for costs associated with compliance with the Sarbanes Oxley Act of 2002, primarily costs associated with documenting and testing our internal control over financial reporting (included in SG&A expenses);
- $1.4 million pre-tax charge for unamortized portion of loan costs in connection with obtaining our new credit facility; and
- $0.8 million income tax benefit from state and local enterprise zone credits.

Division sales

Net sales attributable to our Stores division increased $22.3 million, or 3.9%, to $588.4 million in 2004, partly due to the addition of 34 new stores during the year, which contributed $8.6 million in sales. Sales at boat shows, tent sales and remodeled stores also were higher than last year. The extra week in our 2003 fiscal year calendar represented $6.2 million in additional sales, mainly in our Stores division, that are not reflected in 2004 results.

Port Supply sales through our distribution centers increased $1.7 million, or 3.6%, to $49.3 million in 2004, primarily as a result of higher sales to boat builders and yacht brokers, reflecting an overall growth in the market for new boats compared to last year. Net sales of our Direct Sales division decreased $2.0 million, or 4.2%, to $45.3 million, due to sales lost to our own stores in areas where we have opened new stores.

Comparable store sales

Comparable store sales are a key performance metric used by our management. While we ended 2004 with a slight increase in our comparable store sales of $1.5 million, or 0.3%, results varied significantly between the first half and the second half of the year. Increases in comparable store sales of 10.2% and 4.6%, during the first and second quarters, respectively, were offset by decreases of -7.7% and -3.3% during the third and fourth quarters, respectively. Favorable comparable store sales results for the first half of 2004 largely were attributable to poor sales during the similar period last year caused by bad weather. Comparable store sales during the second half of 2004 primarily were adversely affected by four hurricanes in our Southeast region and higher fuel prices nationwide. Comparable store sales by region for 2004, based on the similar 52-week period the prior year, were as follows: Southeast 0.9%, Northeast -0.7% and Western 0.9%.

Gross profit

Gross profit is another key performance metric used by our management. Gross profit increased $12.3 million, or 6.0%, in 2004, compared to 2003. Gross profit as a percentage of net sales increased to 32.1% in 2004 from 31.3% in 2003, primarily due to lower product costs and increased sales of higher-margin products, especially private-label merchandise. Management expects the upward trend in the proportion of our private-label merchandise sales to our total sales mix to continue. Gross profit in 2004 reflects a $1.9 million charge for the cumulative effect of the lease accounting corrections, described below and in the "Critical Accounting Policies and Estimates" section of this report.

Lease accounting correction

Like many other companies in the retail industry, we recently reviewed our accounting practices and policies with respect to leasing transactions. Following this review, we have corrected an error in our prior practices, the primary result of which is the acceleration of the recognition of rent expense under certain leases, mostly for our stores, as more fully described in the "Critical Accounting Policies and Estimates" section of this report. The $1.9 million pre-tax, or $0.06 per share after tax, cumulative effect of this correction, of which $1.6 million pre-tax, or $0.05 per share after tax, relates to prior periods, has been included in cost of goods sold in the fourth quarter of 2004. In 2005, we expect incremental non-cash rent expense related to this computation to be about $0.3 million pre-tax, or $0.01 per share after tax. As this correction relates solely to accounting treatment, it does not affect cash flows or the timing of payments under related leases.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Selling, general and administrative expenses (SG&A)

SG&A expenses increased $6.8 million, or 4.1%, in 2004, primarily due to expenses related to the opening of new stores during the year. Included in SG&A expenses are $0.9 million in costs directly attributable to the four hurricanes that hit our Southeast region during the third and fourth quarters of 2004. We also recorded a $1.1 million gain on the sale of certain real property located in Ft. Lauderdale, Florida in the fourth quarter of 2004. Included in 2004 SG&A expenses is $0.7 million in costs directly associated with our Sarbanes Oxley Act of 2002 compliance efforts. Included in 2003 SG&A expenses is $0.9 million for incremental integration costs. As a percentage of net sales, SG&A expenses increased to 25.2% in 2004 from 25.0% in 2003, primarily due to newly opened stores, which increase SG&A costs without providing a commensurate increase in sales during the first year of operation. Non-capital expenditures incurred in preparation for the opening of new retail stores (also called pre-opening costs) are expensed as incurred. The future profitability of our company is largely dependent on our ability to increase sales and gross profit while containing SG&A expenses.

Income from operations

Income from operations increased $5.5 million, or 13.3%, in 2004, compared to 2003. As a percentage of net sales, income from operations increased to 6.9% in 2004, from 6.2% in 2003, primarily due to higher product gross margins, as described above.

Interest expense

Interest expense decreased $1.1 million, or 15.6%, in 2004, compared to 2003, primarily due to lower average interest rates and lower average outstanding balances during 2004 compared to 2003. Upon obtaining a new credit facility in the fourth quarter of 2004, we recorded a $1.4 million charge for the unamortized portion of loan costs related to our prior credit facility.

Income taxes

Our 2004 income tax rate of 35.3% of pre-tax income decreased from 38.0% in the prior year, primarily due to a $0.8 million tax benefit in the fourth quarter relating to current and prior years' enterprise zone tax credits.

2003 Compared to 2002

In 2003, we had net sales of $660.9 million, an increase of $130.3 million, or 24.6%, over net sales of $530.6 million in 2002. Net income was $20.1 million, or $0.99 per diluted share, in 2003, compared to net income of $18.9 million, or $0.97 per diluted share, in 2002. Fiscal year 2003 was a 53-week year, compared to a 52-week year in 2002.

Division sales

Net sales attributable to our Stores division increased $119.1 million, or 26.7%, to $566.1 million in 2003, mostly due to the addition of 27 new stores, which contributed $14.3 million, and 62 stores purchased from Boat America, which contributed $95.1 million to net sales growth. Other contributing sources included boat shows, tent sales and remodeled stores.

Port Supply sales through our distribution centers increased $2.8 million, or 6.2%, to $47.6 million in 2003, primarily as a result of increased government sales during the year. Direct Sales net sales increased $8.4 million, or 21.6%, to $47.3 million, primarily due to gains in international sales aided by favorable foreign exchange rates.

Comparable store sales

The war in Iraq, the soft economy, unseasonably cold and wet weather nationwide and higher fuel prices all contributed to a decrease in our comparable store sales of $10.4 million, or 2.5%, in 2003. The largest decreases were in sales of discretionary items, such as electronics, and in boating-frequency related items, such as maintenance products. Comparable store sales by region for 2003 were as follows: Southeast -1.0%; Northeast -2.8% and Western -4.7%. During the first quarter of 2003, approximately 85 of our stores in the Northeast region were closed for up to three days due to inclement weather, adversely affecting sales. The Southeast region contributed approximately 50 percent of our total sales in 2003. Comparable store sales for 2003 are based on a similar 53-week period in the prior year.

Gross profit

Gross profit increased $43.4 million, or 26.6%, in 2003 compared to 2002. Gross profit as a percentage of net sales increased to 31.3% in 2003 from 30.7% in 2002, primarily due to lower product costs, supply chain efficiencies and increased sales volume of higher-margin private label products compared to a decline in the proportion of sales of lower-margin products, such as electronics.

Selling, general and administrative expenses (SG&A)

SG&A expenses increased $36.9 million, or 28.8%, in 2003, primarily due to expenses related to the operations of the 62 BoatU.S. stores acquired, including $0.9 million expended during the first quarter for incremental integration costs. SG&A expenses, as a percentage of net sales, increased to 25.0% in 2003 from 24.1% in 2002.

Income from operations

Income from operations increased $6.5 million, or 18.6%, in 2003 compared to 2002. Income from operations, as a percentage of net sales, decreased to 6.2% in 2003, from 6.6% in 2002, primarily due to increases in SG&A expenses related to the acquisition of BoatU.S. retail operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Interest expense

Interest expense increased $3.4 million, or 96.1%, in 2003 compared to 2002, primarily as a result of financing the acquisition of BoatU.S. retail operations, for which we also incurred a $1.9 million charge for debt extinguishment costs and the unamortized portion of capitalized loan costs upon the repayment of then existing debt.

Income taxes

Our 2003 income tax rate of 38.0% of pre-tax income decreased from 39.5% in the prior year, primarily due to a $0.3 million benefit for enterprise zone tax credits.

Liquidity and Capital Resources

Our cash needs primarily are for working capital to support our inventory requirements and capital expenditures, pre-opening expenses and beginning inventory for new stores and for remodeling or relocating older stores. We also may require additional capital in the event we choose to pursue acquisition opportunities. We believe existing credit facilities and cash flows from operations will be sufficient to satisfy our liquidity needs through 2005.

Operating activities

During 2004, our primary sources of liquidity were cash flow from operations and proceeds from the exercise of stock options. Net cash provided by operations during 2004 was $18.6 million, primarily consisting of net income, excluding depreciation and amortization, of $52.1 million, offset by a $32.6 million increase in inventory. The inventory increase reflects the increase in the number of stores, as well as our commitment to increasing fill rates and advanced stocking of merchandise at stores in preparation for the peak boating season.

Capital growth

In 2004, we spent $24.5 million on capital expenditures, mainly for new stores and information systems software and hardware. Also during 2004, we received $1.9 million in proceeds from the sale of real property located in Ft. Lauderdale, Florida. We expect to spend between $25.0 million and $28.0 million on capital expenditures during 2005, mainly for new stores and information systems upgrades. We intend to fund our expansion through cash generated from operations and bank borrowings.

Financing arrangements

Net cash provided by financing activities was $4.7 million in 2004, primarily consisting of $124.1 million of net borrowings under our line of credit and $10.2 million received from the exercise of stock options and the net sales of common stock pursuant to our associate stock purchase plan, offset by $128.9 million used to pay off our former line of credit.

On October 14, 2004, we entered into a new, five-year, $190.0 million credit agreement with a group of lenders that replaced the prior, three-year, $175.0 million loan agreement. In connection with this transaction, we recorded a $1.4 million charge in the fourth quarter of 2004, representing the unamortized portion of loan costs associated with our prior bank credit facility.

The amount available to be borrowed reduces annually over the term of the new credit agreement. At our option, subject to certain conditions and restrictions, the agreement provides up to $150.0 million in additional financing at various times during the term. The credit facility is guaranteed by West Marine and its subsidiaries and is secured by a security interest in substantially all of the assets of West Marine and its subsidiaries. The credit facility includes a $30.0 million sub-facility available for the issuance of commercial and stand-by letters of credit. The credit facility also includes a sub-limit of up to $20.0 million for same day advances.

Depending on our election at the time of borrowing, our credit facility bears interest at either (a) the higher of (i) the agent's prime rate plus a margin or (ii) the federal funds rate plus 0.5% or (b) LIBOR plus a margin. For 2004 and 2003, the weighted average interest rate on all of our outstanding borrowings was 3.8% and 4.9%, respectively.

The credit facility contains various covenants which require us to maintain certain financial ratios, including fixed charge coverage, debt to earnings and current ratios. The covenants also require us to maintain minimum levels of net worth and place limitations on the levels of certain investments. These covenants also restrict the repurchase or redemption of our common stock and payment of dividends, investments in subsidiaries and annual capital expenditures. As of January 1, 2005, we were in compliance with all such covenants.

At the end of fiscal year 2004, borrowings under this credit facility were $124.1 million, bearing interest at rates ranging from 3.9% to 5.3%, and $65.9 million was available to be borrowed. At the end of 2003, borrowings under a previous credit facility were $128.9 million, bearing interest at rates ranging from 3.6% to 5.0%. At the end of 2004 and 2003, we had $5.8 million and $5.7 million, respectively, of outstanding commercial and stand-by letters of credit.

Contractual obligations

Aggregated information about our unconditional contractual obligations as of January 1, 2005 is presented in the following table (dollars in thousands).

Management's Discussion and Analysis of Financial Condition and Results of Operations

	Total	2005	2006	2007	2008	2009	After 5 years
Contractual cash obligations:							
Long-term debt(1)	$124,064	$ —	$ —	$ —	$ —	$124,064	$ —
Operating leases(2)	193,995	41,844	38,441	30,361	23,922	17,622	41,805
Other long-term liabilities(3)	5,795	5,795	—	—	—	—	—
Total cash contractual obligations	$323,854	$47,639	$38,441	$30,361	$23,922	$141,686	$41,805

(1) Assumes that our long-term debt is repaid at maturity and not re-financed.
(2) Operating leases are the only financing arrangements not reported on our consolidated balance sheets. Operating lease amounts in this table are not reduced for sublease income.
(3) Other long-term liabilities consist of our outstanding commercial and stand-by letters of credit at January 1, 2005.

We are a party to various arrangements that are conditional in nature and obligate us to make payments only upon the occurrence of certain events, such as delivery of functioning software products. Because it is not possible to predict the timing or amounts that may be due under these conditional arrangements, no such amounts have been included in the table above. In addition, all but a limited number of our purchase commitments, which are not material, are cancelable by us without payment, and we have excluded such commitments, along with all associate employment commitments.

Off-Balance Sheet Arrangements

We do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as special purpose entities or variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other limited purposes. As of January 1, 2005, we are not involved in any unconsolidated special purpose entities or variable interest entities.

Seasonality

Historically, our business has been highly seasonal. In 2004, 64% of our net sales and all of our net income occurred during the second and third quarters, principally during the period from April through July, which represents the peak months for boat buying, usage and maintenance in most of our markets. Management expects the seasonal fluctuation in net sales to become more pronounced as we continue to expand our operations.

Business Trends

The health of our business is directly related to the number of domestic boat owners and the frequency of boating activities. According to a survey by National Marine Manufacturers Association, recreational boating boasted 72 million participants in 2003, the second consecutive year of growth and an increase of six percent or 4 million participants from 2001. However, new boat sales of powerboats and sailboats declined in both 2001, 2002 and 2003 from a ten-year high in 2000, corresponding with a general softening of the U.S. economy during the same period. This trend may continue in the future.

For the long-term, demographics appear to favor the boating industry through the end of the decade. According to the U.S. Census Bureau, the portion of the population aged 45 to 54, which represents a key component of boat owners and our customer base, is expected to grow significantly before peaking in 2010.

Our growth has been principally fueled by geographic expansion through the opening of new stores and the acquisition of Boat America's retail operations in January 2003. Future net sales and profit growth, if any, increasingly will be dependent upon our ability to open new profitable stores. Our Direct Sales division continues to face market share erosion in geographic markets where either we or our competitors have opened new stores. We expect this trend to continue.

We operate in a highly competitive industry, and we expect competition to increase in the future. An increase in competition in our markets may result in pressure on our pricing policies.

Quantitative and Qualitative Disclosures about Market Risk

We do not undertake any specific actions to diminish our exposure to interest rate risk, and we are not a party to any interest rate risk management transactions. We do not purchase or hold any derivative financial instruments.

A 38 basis point change in the interest rate (10% of our weighted-average interest rate) affecting our floating financial instruments would have an effect of approximately $0.5 million on our pretax income and cash flows over the next year, and would have an immaterial effect on the fair value of our fixed-rate financial instruments (see Note 4 to the Notes to Consolidated Financial Statements set forth in Item 8 - Financial Statements and Supplementary Data).

Consolidated Balance Sheets

January 1, 2005 and January 3, 2004 (in thousands, except per share data)	Year-End 2004	2005
Assets		
Current assets:		
Cash	$ 5,459	$ 4,737
Trade receivables, net of allowances of $487 in 2004 and $428 in 2003	6,209	6,094
Merchandise inventories	346,663	314,021
Other current assets	29,156	23,874
Total current assets	387,487	348,726
Property and equipment, net	82,292	80,764
Goodwill	56,905	56,905
Intangibles	2,557	2,875
Other assets	3,074	3,988
Total Assets	$532,315	$493,258
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 65,421	$ 72,635
Accrued expenses	28,145	22,921
Deferred current liabilities	6,729	3,480
Total current liabilities	100,295	99,036
Long-term debt	124,064	128,851
Deferred items and other non-current obligations	13,525	11,324
Total liabilities	237,884	239,211
Stockholders' equity:		
Preferred stock, $.001 par value: 1,000,000 shares authorized; no shares outstanding	—	—
Common stock, $.001 par value: 50,000,000 shares authorized; issued and outstanding: 20,894,240 at January 1, 2005 and 20,130,053 at January 3, 2004	21	20
Additional paid-in capital	155,400	140,348
Accumulated other comprehensive income	305	508
Retained earnings	138,705	113,171
Total stockholders' equity	294,431	254,047
Total Liabilities and Stockholders' Equity	$532,315	$493,258

See notes to consolidated financial statements.

Consolidated Statements of Income

(in thousands, except per share data)	2004	2003	2002
Net sales	$682,996	$660,936	$530,588
Cost of goods sold, including buying and occupancy	464,075	454,315	367,422
Gross profit	218,921	206,621	163,166
Selling, general and administrative expense	172,150	164,426	128,353
Acquisition integration costs	—	909	—
Income from operations	46,771	41,286	34,813
Interest expense	5,893	6,981	3,560
Charge for unamortized portion of loan costs and debt extinguishment costs	1,419	1,902	—
Income before taxes	39,459	32,403	31,253
Provision for income taxes	13,925	12,313	12,345
Net income	$ 25,534	$ 20,090	$ 18,908
Net income per common and common equivalent share:			
Basic	$ 1.23	$ 1.02	$ 1.00
Diluted	$ 1.20	$ 0.99	$ 0.97
Weighted average common and common equivalent shares outstanding:			
Basic	20,695	19,716	18,816
Diluted	21,310	20,380	19,521

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(in thousands, except per share data)	Common Shares Outstanding	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Accumulated Stockholders' Equity	Total Comprehensive Income
Balance at year-end, 2001	18,134,152	$18	113,622	$74,173		$187,813	$13,917
Net income				18,908		18,908	$18,908
Foreign currency translation adjustment					$ 31	31	31
Exercise of stock options	1,082,163	1	10,443			10,444	
Tax benefit from exercise of stock options			4,219			4,219	
Sale of common stock pursuant to associate stock purchase plan	54,642		649		—	649	
Balance at year-end, 2002	19,270,957	19	128,933	93,081	31	222,064	$18,939
Net income				20,090		20,090	$20,090
Foreign currency translation adjustment					477	477	477
Exercise of stock options	792,609	1	7,299			7,300	
Tax benefit from exercise of stock options			3,247			3,247	
Sale of common stock pursuant to associate stock purchase plan	66,487		869		—	869	
Balance at year-end, 2003	20,130,053	20	140,348	113,171	508	254,047	$20,567
Net income				25,534		25,534	$25,534
Foreign currency translation adjustment					(203)	(203)	(203)
Exercise of stock options	702,907	1	8,886			8,887	
Stock awarded to directors							
Tax benefit from exercise of stock options			4,888			4,888	
Sale of common stock pursuant to associate stock purchase plan	61,280		1,278		—	1,278	
Balance at year-end, 2004	20,894,240	$21	$155,400	$138,705	$ 305	$294,431	$25,331

Consolidated Statements of Cash Flows

(in thousands)

	2004	2003	2002
Operating Activities:			
Net income	$ 25,534	$ 20,090	$ 18,908
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	25,139	23,829	19,416
Charges for unamortized portion of loan costs	1,419	580	—
Provision for deferred income taxes	2,628	2,681	832
Tax benefit from exercise of stock options	4,888	3,247	4,219
Provision for doubtful accounts	449	408	288
Loss (gain) on asset disposals	(558)	367	40
Changes in assets and liabilities:			
Accounts receivable	(564)	(818)	(873)
Merchandise inventories	(32,642)	(38,568)	(28,244)
Prepaid expenses and other current assets	(5,305)	(6,254)	(3,572)
Other assets	(922)	(163)	(185)
Accounts payable	(7,214)	16,021	8,968
Accrued expenses	5,224	676	4,210
Deferred items	517	—	185
Net cash provided by operating activities	18,593	22,096	24,192
Investing Activities:			
Acquisitions, net of cash acquired	—	(74,487)	(843)
Proceeds from sale of property	1,903	—	—
Purchases of property and equipment	(24,507)	(24,135)	(19,921)
Net cash used in investing activities	(22,604)	(98,622)	(20,764)
Financing Activities:			
Net repayments on prior line of credit	(128,851)	(40,731)	(2,069)
Net borrowings on new line of credit	124,064	128,851	—
Repayments on long-term debt	—	(16,626)	(8,774)
Payment of loan costs	(645)	(3,122)	—
Proceeds from sale of common stock pursuant to associate stock purchase plan	1,278	869	649
Proceeds from exercise of stock options	8,887	7,300	10,444
Net cash provided by financing activities	4,733	76,541	250
Net Increase in Cash	722	15	3,678
Cash at Beginning of Period	4,737	4,722	1,044
Cash at End of Period	$ 5,459	$ 4,737	$ 4,722
Other cash flow information:			
Cash paid for interest	$ 6,451	$ 6,378	$ 3,468
Cash paid for income taxes	9,476	14,549	8,100

See notes to consolidated financial statements.

Notes To Consolidated Financial Statements

Note 1: Summary of Significant Accounting Policies

Business—West Marine, Inc. ("West Marine" or "the Company") is a specialty retailer of boating supplies. The Company has three divisions - Stores, Port Supply (wholesale) and Direct Sales (catalog and Internet) - which all sell aftermarket recreational boating supplies directly to customers. At year-end 2004, West Marine offered its products through 375 stores in 38 states, Puerto Rico and Canada, through our catalog and on the Internet. The Company is also engaged, through its Port Supply division and its stores, in the wholesale distribution of products to commercial customers and other retailers.

West Marine was incorporated in Delaware in September 1993 as the holding company for West Marine Products, Inc., which was incorporated in California in 1976. The Company's principal executive offices are located in Watsonville, California.

Principles of Consolidation—The consolidated financial statements include the accounts of West Marine, Inc. and its subsidiaries, all of which are wholly-owned, directly or indirectly. Intercompany balances and transactions are eliminated in consolidation.

Year-End—The Company's fiscal year ends on the Saturday closest to December 31 based on a 52- or 53-week year. The years 2004 and 2002 ended on January 1, 2005 and December 28, 2002, respectively, and were 52-week years, while the year 2003 ended on January 3, 2004 and was a 53-week year.

Accounting Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Inventories—Merchandise inventories are stated at the lower of cost or market (first-in, first-out method). Cost includes acquisition and distribution costs in order to better match net sales with these related costs.

Deferred Catalog and Advertising Costs—The Company capitalizes the direct cost of producing and distributing its catalogs. Capitalized catalog costs are amortized, once a catalog is mailed, over the expected net sales period, which is generally from two months to ten months. Deferred catalog costs were $0.02 million at both year-end 2003 and 2004. Advertising costs, which are expensed as incurred, were $21.7 million, $19.6 million and $14.4 million in 2004, 2003 and 2002, respectively.

Property and Equipment—Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the various assets, as follows:

	Estimated Useful Lives
Furniture and equipment	3 – 7 years
Computer hardware and software	2 – 7 years
Buildings	25 years

Leasehold improvements are amortized over the lesser of the expected lease term or the estimated useful life of the improvement, which amortization period is usually about ten years.

Capitalized Interest—The Company capitalizes interest on major capital projects. The Company capitalized approximately $0.4 million in such interest during each of the years 2004, 2003 and 2002.

Capitalized Software Costs—Capitalized computer software, included in property and equipment, reflects costs related to internally developed or purchased software that are capitalized and amortized on a straight-line basis, generally over a three-to-five year period. Internally developed software costs are capitalized in accordance with Statement of Position 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use."

Goodwill and Other Intangible Assets—The changes in the carrying amount of goodwill for the years ended January 1, 2005 and January 3, 2004 are as follows (in thousands):

	2004	2003
Beginning balance	$56,905	$33,998
Goodwill acquired during the year	-0-	22,907
Impairment losses	-0-	-0-
Ending balance	$56,905	$56,905

Intangibles represent the value of a marketing agreement between West Marine and BoatU.S., and are being amortized on a straight-line basis over ten years. Amortization expense for this intangible asset was $0.3 million for both 2004 and 2003. Accumulated amortization at year-end 2004 and 2003 was $0.6 million and $0.3 million, respectively.

	As of January 1, 2005		As of January 3, 2004	
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets				
BoatU.S. marketing agreement	$3,180	$(623)	$3,180	$(305)

Amortization expense for the next five years is estimated at $0.3 million per year.

Impairment of Long-lived Assets—The Company reviews long-lived assets, including intangible assets, for impairment annually in the third quarter and whenever events or changes in circumstances indicate that the

Notes To Consolidated Financial Statements

carrying value of an asset may not be recoverable. If the undiscounted future cash flows from the long-lived asset are less than the carrying value, a loss equal to the difference between carrying value and the fair market value of the asset is recorded. No impairment charges were recorded during 2004, 2003 or 2002.

Other Assets—Other assets includes loan costs of $0.7 million and $2.2 million at year-end 2004 and 2003, respectively, incurred in connection with obtaining bank credit facilities (see Note 4, "Lines of Credit and Long-Term Debt"). Loan costs are amortized on a straight -line basis over the term of the credit facility as interest expense. The Company reported charges for the unamortized portion of loan costs of $1.4 million and $0.6 million in 2004 and 2003, respectively, in connection with obtaining new credit facilities.

Deferred Rent—Certain of the Company's operating leases contain periods of free or reduced rent or contain predetermined fixed increases in the minimum rent amount during the lease term. For these leases, the Company recognizes rent expense on a straight-line basis over the expected life of the lease, generally about ten years, including periods of free rent, and records the difference between the amount charged to rent expense and the rent paid as deferred rent. Tenant improvement allowances received from landlords are treated as deferred rent adjustments, reducing straight-line rent expense over the life of the lease.

West Marine recently reviewed its accounting practices and policies with respect to leasing transactions. Following this review, the Company corrected an error in its prior lease accounting practices, and the Company now: a) records rent expense starting on the date it gains possession of leased property; b) conforms the lease term used in calculating straight-line rent expense with the term used to amortize improvements on leased property; and c) records tenant improvement allowances received from landlords as an adjustment to deferred rent, reducing straight-line rent expense. The primary result of this correction is an acceleration of the recognition of rent expense under certain leases, mostly for its stores. The correction does not affect historical or future cash flows or the timing of payments under the related leases. As the effect of this correction on West Marine's current and prior years' net income, cash from operations and shareholders' equity is immaterial, the cumulative $1.9 million pre-tax adjustment, of which $1.6 million relates to prior periods, is included in cost of goods sold in the fourth quarter of 2004. Net property and equipment at year-end 2004 increased by $0.7 million as a result of this correction.

Income Taxes—Income taxes are accounted for using the asset and liability method under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes". Under this method, deferred income taxes arise from temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements. A valuation allowance is recorded to reduce deferred tax assets to the amount estimated as more likely than not to be realized.

Fair Value of Financial Instruments—The carrying values of cash, accounts receivable, accounts payable and long-term debt approximate their estimated fair value.

Stock-based Compensation—At January 1, 2005, West Marine had two stock-based employee compensation plans, which are more fully described in Note 7, "Stock Option Plans". The Company accounts for these plans under the recognition and measurement principles of Accounting Principles Bulletin ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of the grant, and all stock purchase awards employed a discount not greater than 15%.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation.

	2004	2003	2002
Net income, as reported	$25,534	$20,090	$18,908
Deduct: total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(3,780)	(2,804)	(2,088)
Pro forma net income	$21,754	$17,286	$16,820
Earnings per share:			
Basic - as reported	$ 1.23	$ 1.02	$ 1.00
Basic - pro forma	$ 1.05	$ 0.88	$ 0.89
Diluted - as reported	$ 1.20	$ 0.99	$ 0.97
Diluted - pro forma	$ 1.03	$ 0.85	$ 0.86

West Marine's calculations were made using the Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2003	2002
Dividend Yield	—	—	—
Volatility	66%	65%	63%
Risk-Free interest rate range	1.3% - 4.1%	1.3% - 3.9%	2.1% - 4.8%
Expected Term (years)	6.0	8.0	7.9

Revenue Recognition—Sales, net of estimated returns, are recorded when merchandise is purchased by customers at retail locations. Revenue is recognized when merchandise shipped from a warehouse directly to a customer is received by the customer. Reserves for sales returns were $0.2 million at the end of 2004 and $0.1 million at the end of each of 2003 and 2002.

Notes To Consolidated Financial Statements

Cost of Goods Sold—Cost of goods sold includes store occupancy and buying costs. Consideration in the form of cash or credits received from vendors is recorded as a reduction to cost of goods sold as the related product is sold.

Comprehensive Income—Comprehensive income is defined as the change in equity during a period from transactions and other events, except those resulting from investments by and distributions to stockholders. The components of comprehensive income are reported in the Consolidated Statements of Stockholders' Equity.

Foreign Currency—Translation adjustments result from translating foreign subsidiaries' financial statements into U.S. dollars. Balance sheet accounts are translated at exchange rates in effect at the balance sheet date. Income statement accounts are translated at average exchange rates during the year. Resulting translation adjustments are included as a component of Other Comprehensive Income in the Consolidated Statements of Stockholders' Equity.

Net Income Per Share—Basic net income per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted net income per share reflects the potential dilution that could occur if outstanding options to issue common stock were exercised. The following is a reconciliation of the Company's basic and diluted net income per share computations (shares in thousands):

	2004		2003		2002	
	Shares	Per Share Amount	Shares	Per Share Amount	Shares	Per Share Amount
Basic	20,695	$ 1.23	19,716	$ 1.02	18,816	$ 1.00
Effect of dilutive stock options	615	(0.03)	664	(0.03)	705	(0.03)
Diluted	21,310	$ 1.20	20,380	$ 0.99	19,521	$ 0.97

Excluded from the above computations of diluted net income per share are options to purchase 692,000, 472,000 and 1,281,000 shares of common stock in 2004, 2003 and 2002, respectively, as these shares were anti-dilutive.

Derivative Instruments—West Marine did not purchase or hold any derivative financial instruments.

Recent Accounting Pronouncements—In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123R"), which requires the recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements and measurement based on the grant-date fair value of the award. It also requires the cost to be recognized over the period during which an employee is required to provide service in exchange for the award (presumptively the vesting period). SFAS No. 123R replaces SFAS No. 123 and supersedes APB Opinion No. 25, and its related interpretations. SFAS No. 123R is effective for periods beginning after June 15, 2005. The Company will adopt SFAS No. 123R on July 3, 2005, as required.

Adoption of SFAS No. 123R will not affect West Marine's cash flow or financial position, but it will reduce reported net income and earnings per share because West Marine currently uses the intrinsic value method as permitted by APB Opinion No. 25. Accordingly, no compensation expense is currently recognized for share purchase rights granted under the Company's associate and director stock option and associate stock purchase plans. Specifically, the adoption of SFAS No. 123R will result in West Marine recording compensation cost for associate and director stock options and associate stock purchase rights. The Company is currently evaluating the impact of the adoption of this standard.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs, an amendment of ARB No. 43." This statement clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material (spoilage). This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe the adoption of SFAS No. 151 will have a material effect on its financial position, results of operations or cash flows.

On December 16, 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets, an amendment of ABP Opinion No. 29". SFAS No. 153 addresses the measurement of exchanges of nonmonetary assets and redefines the scope of transactions that should be measured based on the fair value of the assets exchanged. SFAS No. 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The Company does not believe adoption of SFAS No. 153 will have a material effect on its financial position, results of operations or cash flows.

Note 2: Acquisition

On January 14, 2003, West Marine Products, Inc. acquired the retail stores, catalog and wholesale operations of Boat America Corporation ("Boat America"). The consideration consisted of $72.0 million in cash, the assumption of certain liabilities and approximately $2.1 million of acquisition costs, which include investment advisory, legal and accounting fees and other third-party expenses directly related to the transaction.

Notes To Consolidated Financial Statements

At the time of the acquisition, Boat America operated 62 boating supply specialty stores under the name BoatU.S. and a Florida catalog call center. The acquisition was made in order to increase earnings, primarily by growing store sales and gross margins without significantly raising overhead costs. The purchase price exceeded the fair value of the acquired assets because management determined that the ongoing business could easily be integrated into West Marine's existing operations and, therefore, produce positive cashflows and contribute to earnings relatively quickly. The statement of income includes the results of the acquired operations since the date of the acquisition.

The cost of the acquisition has been allocated to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values. Intangible assets other than goodwill - primarily trademarks - are amortized over ten years. All goodwill is assigned to the Stores operating segment and approximately $20.8 million of such goodwill is deductible for tax purposes.

The total cost of the acquisition has been allocated as follows (dollars in thousands):

Inventory	$ 54,059
Other current assets	835
Property and equipment	6,124
Trademarks and other intangible assets, excluding goodwill	3,180
Goodwill	22,588
Deferred taxes	1,210
Current liabilities	(11,194)
Long term liabilities	(2,713)
Fair value of assets acquired, including intangibles	$ 74,089

The following pro forma combined financial information presents the combined consolidated results of operations of West Marine and the acquired operations of Boat America as if the acquisition had occurred on December 29, 2001, after giving effect to certain adjustments including amortization of intangible assets, interest expense, depreciation expense and related income tax effects. No costs related to extinguishment of debt are included in the pro forma results. No adjustments have been made to recognize anticipated cost savings and synergies. The pro forma combined consolidated financial information does not necessarily reflect the results of operations that would have occurred had West Marine and the acquired operations of Boat America constituted a single entity during such periods (in thousands, except per share amounts).

	53 weeks ended January 3, 2004	52 weeks ended December 28, 2003
Net sales	$663,011	$671,405
Net income	19,547	23,623
Earnings per share - basic	$ 0.99	$ 1.26
Earnings per share - diluted	$ 0.96	$ 1.21

Note 3: Property and Equipment

Property and equipment consisted of the following at year-end 2004 and 2003 (in thousands):

	At Year-End	
	2004	2003
Furniture and equipment	$ 59,989	$ 53,028
Computer equipment	96,551	87,508
Leasehold improvements	56,806	48,751
Land and building	3,290	3,716
Total, at cost	216,636	193,003
Accumulated depreciation and amortization	(134,344)	(112,239)
Total property and equipment, net	$ 82,292	$ 80,764

Depreciation and amortization expense for property and equipment was $23.9 million, $23.5 million and $19.2 million in 2004, 2003 and 2002, respectively.

Note 4: Lines of Credit and Long-term Debt

On October 14, 2004, West Marine entered into a new, five-year, $190.0 million credit agreement with a group of lenders that replaced the prior, three-year, $175.0 million loan agreement. In connection with this transaction, the Company recorded a $1.4 million charge in the fourth quarter of 2004, representing the unamortized portion of loan costs associated with the prior bank credit facility.

The amount available to be borrowed reduces annually over the term of the new credit agreement and is due in 2009. At the Company's option, subject to certain conditions and restrictions, the agreement provides up to $150.0 million in additional financing at various times during the term. The credit facility is guaranteed by West Marine and its subsidiaries and is secured by a security interest in substantially all of the assets of West Marine and its subsidiaries. The credit facility includes a $30.0 million sub-facility available for the issuance of commercial and stand-by letters of credit. The credit facility also includes a sub-limit of up to $20.0 million for same day advances.

Depending on the Company's election at the time of borrowing, the credit facility bears interest at either (a) the higher of (i) the agent's prime rate plus a margin or (ii) the federal funds rate plus 0.5% or (b) LIBOR plus a margin. For 2004 and 2003, the weighted average interest rate on all outstanding borrowings was 3.8% and 4.9%, respectively.

The credit facility contains various covenants which require West Marine to maintain certain financial ratios, including fixed charge coverage, debt to earnings and current ratios. The covenants also require minimum levels of net worth and place limitations on the levels of certain investments. These covenants also restrict the repurchase or redemption of the Company's common stock and payment of dividends, investments

Notes To Consolidated Financial Statements

in subsidiaries and annual capital expenditures. As of January 1, 2005, West Marine was in compliance with all such covenants.

At the end of fiscal year 2004, borrowings under this credit facility were $124.1 million, bearing interest at rates ranging from 3.9% to 5.3%. At the end of 2003, borrowings under a previous credit facility were $128.9 million, bearing interest at rates ranging from 3.6% to 5.0%. At the end of 2004 and 2003, the Company had $5.8 million and $5.7 million, respectively, of outstanding commercial and stand-by letters of credit.

Note 5: Related Party Transactions

The Company purchases merchandise from a supplier in which the Company's principal stockholder is an investor and a member of the board of directors. Additionally, the principal stockholder's brother is the president and his father is a member of the board of directors and a major stockholder of the supplier. Using comparative information, management has determined that these transactions are at terms that are favorable to the Company. The Company's cost of sales during 2004, 2003 and 2002 included $10.0 million, $7.9 million and $7.1 million, respectively, related to purchases from such related party. Accounts payable to the supplier at year-end 2004 were $0.2 million; no amount was outstanding at year-end 2003.

The Company leases its Watsonville Support Center and two retail stores from three partnerships, for each of which the Company's principal stockholder serves as the general partner. Each of the partnerships is substantially owned by the principal stockholder and certain members of his family (see Note 6). The Company leases a third retail store from a corporation of which certain members of the family of the Company's principal stockholder are the President and a member of the board of directors and a major stockholder. The Company's President is a 2.5% limited partner in one of the partnerships and a director of the Company is a 7.5% limited partner in two of the partnerships. In addition, one retail store is leased directly from the Company's principal stockholder. Using comparative information, management has determined that these transactions are at terms that are favorable to the Company.

Note 6: Commitments and Contingencies

The Company leases certain equipment, retail stores, its distribution centers and its support center. The Company also sublets space at various locations with both month-to-month and non-cancelable sublease agreements. The operating leases of certain stores provide for rent adjustments based on the consumer price index and contractual rent increases.

The aggregate minimum annual contractual payments under non-cancelable leases, reduced for sublease income, in effect at fiscal year-end 2004 were as follows (in thousands):

	Net Lease Commitments
2005	$ 41,804
2006	38,435
2007	30,361
2008	23,922
2009	17,622
Thereafter	41,805
Total minimum lease commitment	$193,949

There were no assets subject to capital leases at year-end 2004 or 2003. West Marine is party to various arrangements that are conditional in nature and obligate the Company to make payments only upon the occurrence of certain events, such as delivery of functioning software products. Because it is not possible to predict the timing or amounts that may be due under these conditional arrangements, no such amounts have been included in the table above. In addition, all but a limited number of the Company's purchase commitments, which are not material, are cancelable without payment, and therefore, have been excluded from the table, along with all associate employment commitments.

The Company is party to various legal proceedings arising from normal business activities. In addition, the Company's tax filings are subject to audit by authorities in the jurisdictions where it conducts business, which may result in assessments of additional taxes. The Company believes it has adequately provided for obligations that would result from these legal and tax proceedings where it is probable it will pay some amounts and the amounts can be estimated; in some cases, however, it is too early to predict a final outcome. Management believes that the ultimate resolution of these matters will not have a material effect on the Company's financial condition taken as a whole.

A summary of rent expense by component for 2004, 2003 and 2002 is as follows (in thousands):

	2004	2003	2002
Minimum rent	$39,766	$36,310	$25,397
Percent rent	188	195	169
Sublease income	(146)	(183)	(152)
Rent paid to related parties	1,611	1,552	1,441
Total rent	$41,419	$37,874	$26,855

Notes To Consolidated Financial Statements

Note 7: Stock Option Plans

Fixed Stock Option Plans

The Company's Omnibus Equity Incentive Plan (the "Omnibus Plan") provides for options to be granted for the purchase of West Marine's common stock at prices not less than 50% of fair market value at the date of grant. Since inception, however, options granted under the Omnibus Plan have been priced at 100% of fair market value. Options under the Omnibus Plan generally are exercisable equally over five years from the date of grant, unless otherwise provided, and expire ten years after the date of grant.

Under the Omnibus Plan, 6,450,000 shares were reserved for grants to both employees and directors. At year-end 2004, 504,205 shares were available for future grants.

With respect to the Company's non-employee directors, options are generally granted at 100% of fair market value at the date of grant, and are generally exercisable six months after the grant date. Options awarded to its non-employee directors generally are exercisable over ten years from the date of grant. However, if a non-employee director ceases to be a director before an option becomes exercisable, then the option will terminate and be forfeited as of the date his or her services as a director terminate.

A summary of stock option transactions under the fixed stock option plans for the years 2004, 2003 and 2002 is as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding at year-end 2001 (2,058,343 exercisable at a weighted average price of $13.33)	3,872,133	$10.94
Granted (weighted average fair value at grant date: $11.80)	802,470	17.13
Exercised	(1,082,163)	9.64
Canceled	(233,973)	13.17
Outstanding at year-end 2002 (1,432,986 exercisable at a weighted average price of $14.63)	3,358,467	12.67
Granted (weighted average fair value at grant date: $11.12)	658,281	16.04
Exercised	(792,609)	9.33
Canceled	(273,283)	14.67
Outstanding at year-end 2003 (1,127,542 exercisable at a weighted average price of $15.86)	2,950,856	14.13
Granted (weighted average fair value at grant date: $18.28)	627,750	29.61
Exercised	(702,907)	12.68
Canceled	(189,298)	16.48
Outstanding at year-end 2004 (943,504 exercisable at a weighted average price of $15.92)	2,686,401	$17.95

Additional information regarding options outstanding at year-end 2004 under the fixed stock option plans is as follows:

	Outstanding Options			Exercisable Options	
Range of Exercise Prices	Shares Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 4.375 - $ 9.938	671,498	5.35	$ 6.7389	355,846	$ 7.4162
10.75 - 17.50	1,094,063	7.46	16.3930	252,353	15.8515
18.25 - 34.50	920,840	6.87	27.9697	335,305	25.0019
$ 4.375 - $34.50	2,686,401	6.73	$ 17.9481	943,504	$ 15.9220

Notes To Consolidated Financial Statements

Associate Stock Purchase Plan

The Company has a stock purchase plan covering all eligible associates. Participants in the plan may purchase West Marine stock through regular payroll deductions. The stock is purchased on the last business day of April and October at 85% of the lower of the closing price of its common stock on the grant date or the purchase date. In 2004, 2003 and 2002, respectively, 61,280, 66,487 and 54,642 shares were issued under the plan. At the end of 2004, 271,907 shares were available for future issuance under the stock purchase plan.

Accounting for Stock-Based Compensation

SFAS 123 requires the disclosure of pro forma net income and net income per share had the Company adopted the fair value method of accounting for stock-based compensation as of the beginning of 1995 (see Note 1). Under SFAS 123, the fair value of stock-based awards is calculated through the use of option pricing models, even though such models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company's stock option awards. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values.

Note 8: Income Taxes

The components of the provision for income taxes for 2004, 2003 and 2002 are as follows (in thousands):

	2004	2003	2002
Currently payable:			
Federal	$ 9,438	$ 7,601	$10,115
State	1,848	1,992	1,398
Foreign	11	38	-
Total current	11,297	9,631	11,513
Deferred:			
Federal	4,635	3,150	150
Stat	(2,029)	(406)	682
Foreign	22	(62)	-
Total deferred	2,628	2,682	832
Total current and deferred	$13,925	$12,313	$12,345

The difference between the effective income tax rate and the statutory federal income tax rate is summarized as follows:

	2004	2003	2002
Statutory federal tax rate	35.0%	35.0%	35.0%
Non-deductible permanent items	0.1	0.3	0.3
State income taxes, net of federal tax benefit	(0.2)	3.2	4.3
Other	0.4	(0.5)	(0.1)
Effective tax rate	35.3%	38.0%	39.5%

The state income tax benefit in 2004 arises from $0.8 million in current and prior years' enterprise zone credits. Deferred tax assets and liabilities are determined based upon the estimated future tax effects of the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates. Tax effects of temporary differences that give rise to significant components of deferred tax assets and (liabilities) for 2004 and 2003 are presented as follows (in thousands):

	2004	2003
Current:		
Reserves	$ 2,164	$ 2,408
Deferred compensation costs	1,682	1,044
Prepaid expenses	(2,049)	(1,957)
Capitalized inventory costs	(8,470)	(6,191)
Other	(56)	207
Total current deferred tax liability	(6,729)	(4,489)
Non-current:		
Deferred rent	2,194	2,065
Fixed assets	(10,492)	(8,629)
Intangible assets	(1,010)	(463)
Net operating loss carryforward	422	823
State tax credits	4,896	2,612
Other	(76)	(154)
Total non-current deferred tax liability	(4,066)	(3,746)
Valuation allowance	(1,671)	(1,603)
Total deferred tax liability	$(12,466)	$(9,838)

At year-end 2004 and 2003, total current deferred tax liabilities are included in "Deferred Current Liabilities" on the consolidated balance sheets. Total non-current deferred tax liabilities are included in "Deferred Items and Other Non-Current Obligations."

Notes To Consolidated Financial Statements

At year-end 2004 for state tax purposes, the Company has net loss carryforwards of approximately $11.3 million that expire between 2005 and 2027. In addition, the Company has enterprise zone credits of $3.5 million that may be used for an indefinite period of time, and South Carolina tax credits of $1.7 million that expire between 2014 and 2018. These carryforwards are available to offset future taxable income. A valuation allowance must be provided when it is more likely than not that a deferred income tax asset will not be realized. Accordingly, these state tax credits have been reduced by $1.7 million for amounts not expected to be fully utilized.

At year-end 2004, the Company had foreign net loss carryforwards of approximately $3.2 million that expire between 2007 and 2011.

Note 9: Employee Benefit Plans

The Company has a defined contribution savings plan covering all eligible associates. The Company matches 33% of an employee's contribution up to 5% of the employee's annual compensation, subject to statutory limitations. The Company's contributions to the plan for 2004, 2003 and 2002 were $0.6 million, $0.6 million and $0.5 million, respectively. Plan participants may choose from an array of mutual fund investment options. The plan does not permit investments in West Marine stock.

Note 10: Segment Information

The Company has three divisions - Stores, Direct Sales (catalog and Internet) and Port Supply (wholesale) - all of which sell aftermarket recreational boating supplies directly to customers. The customer base overlaps between the Company's Stores and Port Supply divisions, and between its Stores and Direct Sales divisions. All processes for the three divisions within the supply chain are commingled, including purchases from merchandise vendors, distribution center activity and customer delivery.

Segment assets are not presented, as the Company's assets are commingled and are not available by segment. Contribution is defined as net sales, less product costs and direct expenses. Following is financial information related to the Company's business segments (in thousands):

	2004	2003	2002
Net sales:			
Stores	$588,409	$566,072	$446,922
Port Supply	49,279	47,561	44,767
Direct Sales	45,308	47,303	38,899
Consolidated net sales	$682,996	$660,936	$530,588
Contribution:			
Stores	$ 78,528	$ 76,751	$ 64,790
Port Supply	8,174	7,497	6,758
Direct Sales	8,740	8,341	7,660
Consolidated contribution	$ 95,442	$ 92,589	$ 79,208
Reconciliation of consolidated contribution to net income:			
Consolidated contribution	$ 95,442	$ 92,589	$ 79,208
Less:			
Cost of goods sold not included in consolidated contribution	(24,213)	(26,444)	(24,092)
General and administrative expenses	(24,458)	(24,859)	(20,303)
Interest expense, net	(5,893)	(6,981)	(3,560)
Charges for unamortized portion of loan costs and debt extinguishment costs	(1,419)	(1,902)	—
Income tax expense	(13,925)	(12,313)	(12,345)
Net income	$ 25,534	$ 20,090	$ 18,908

Notes To Consolidated Financial Statements

Note 11: Quarterly Financial Data

2004				
(Unaudited, in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$129,196	$252,606	$183,115	$118,079
Gross profit	33,721	94,610	56,810	33,780 (1)
Income (loss) from operations	(3,282)	42,827	12,676	(5,450) (1,2)
Net income (loss)	(3,086)	25,163	6,886	(3,429) (1,2,3)
Net income (loss) per share:				
Basic	$ (0.15)	$ 1.21	$ 0.33	$ (0.16) (1,2,3)
Diluted	(0.15)	1.17	0.32	(0.16) (1,2,3)
Stock trade price:				
High	$ 32.70	$ 33.25	$ 24.00	$ 25.35
Low	25.83	23.75	18.09	19.83

2003				
(Unaudited, in thousands, except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$111,148	$232,964	$191,916	$124,908
Gross profit	29,753	81,325	57,789	37,754
Income (loss) from operations	(6,462)	34,477	14,705	(1,434)
Net income (loss)	(6,094) (4)	19,752	8,063	(1,631)
Net income (loss) per share:				
Basic	$ (0.32) (4)	$ 1.01	$ 0.41	$ (0.08)
Diluted	(0.32) (4)	0.98	0.39	(0.08)
Stock trade price:				
High	$ 17.72	$ 19.01	$ 23.94	$ 27.50
Low	13.69	14.91	17.50	18.92

(1) Includes a charge of $1.9 million pre-tax, or $0.06 per share after tax, related to certain lease accounting corrections (see Note 1, "Significant Accounting Policies - Deferred Rent").
(2) Includes a gain of $1.1 million pre-tax, or $0.03 per share after tax, on the sale of real property in Florida.
(3) Includes a charge of $1.4 million pre-tax, or $0.04 per share after tax ,for the unamortized portion of loan costs upon repayment of then existing debt in connection with obtaining a new bank credit facility.
(4) Includes $0.9 million pre-tax charge for integration costs and a $1.9 million pre-tax charge for debt extinguishment costs and the unamortized portion of loan costs, all associated with the Boat America acquisition (see Note 2, "Acquisition"). The combined impact of these charges represents $0.08 per share after tax.

West Marine, Inc. common stock trades on the Nasdaq National Market System under the symbol WMAR.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of West Marine, Inc.

We have audited the accompanying consolidated balance sheets of West Marine, Inc. and subsidiaries (the "Company") as of January 1, 2005 and January 3, 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended January 1, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of West Marine, Inc. and subsidiaries at January 1, 2005 and January 3, 2004, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 1, 2005, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of January 1, 2005, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 25, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

DELOITTE & TOUCHE LLP
San Francisco, California
March 25, 2005

Report of Independent Registered Public Accounting Firm on Internal Controls over Financial Reporting

To the Board of Directors and Stockholders of West Marine, Inc.

We have audited management's assessment, included in the accompanying Management's Reports – Management's Responsibility on Internal Control over Financial Reporting, that West Marine, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of January 1, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of January 1, 2005, is fairly stated, in all material respects, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 1, 2005, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended January 1, 2005 of the Company and our report dated March 25, 2005 expressed an unqualified opinion on those financial statements.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
San Francisco, California
March 25, 2005

Effectiveness of Disclosure Controls and Procedures and Management's Report on Internal Control over Financial Reporting

West Marine's management (including its Chief Executive Officer and Chief Financial Officer - its principal executive officer and principal financial officer, respectively) is responsible for establishing and maintaining disclosure controls and procedures (as defined in the Securities and Exchange Act of 1934, as amended ("Exchange Act"), Rules 13a-15(e). Management, including the Chief Executive Officer and Chief Financial Officer, has concluded, based on its evaluation as of January 1, 2005, that West Marine's disclosure controls and procedures are effective to ensure that information required to be disclosed by West Marine in the reports filed or submitted by it under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and include controls and procedures designed to ensure that information required to be disclosed by West Marine in such reports is accumulated and communicated to West Marine's management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. West Marine's disclosure controls and procedures are designed to provide a reasonable level of assurance of reaching West Marine's desired disclosure control objectives, and management has concluded that disclosure controls and procedures in place are effective in reaching that level of reasonable assurance.

In addition, West Marine's management, with the participation of the Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f)). West Marine's internal control system is designed to provide reasonable assurance to the company's management and board of directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

West Marine's management assessed the effectiveness of the company's internal control over financial reporting as of January 1, 2005. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. Based on this assessment, management has concluded that the company's internal control over financial reporting was effective as of January 1, 2005. During this process, we identified control improvements, none of which constitute a material weakness, and implemented a process to investigate and, as appropriate, remediate such matters. We are continuing to review, evaluate, document and test our internal controls and procedures and may identify areas where disclosure and additional corrective measures are advisable or required. We also continue to look for methods to improve our overall system of controls.

There were no changes in West Marine's internal controls or in other factors that have materially affected, or are reasonably likely to materially affect, West Marine's internal control over financial reporting during the quarter ended January 1, 2005, other than refinements to implement the lease accounting corrections described under "Management's Discussion and Analysis of Financial Condition and Results of Operations - Critical Accounting Policies and Estimates."

Management's assessment of the effectiveness of West Marine's internal control over financial reporting as of January 1, 2005 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in its attestation included elsewhere in this report.

Foreign Sales

We have six stores located in Canada and two stores located in Puerto Rico. We also sell our products in foreign countries through the West Marine catalog and the West Marine website. For each of the years ended 2004, 2003 and 2002, sales outside of the United States represented less than 4% of our net sales.

Company Data

Board of Directors

Randolph K. Repass
Chairman of the Board

Peter L. Harris
Chief Executive Officer of West Marine

Richard E Everett
President and Chief Operating Officer of West Marine

Geoffrey A. Eisenberg
Chief Executive Officer,
Salz Leathers, Inc.

Diane Greene
President, VM Ware, Inc.

David McComas
Chairman, President and Chief Executive Officer,
Eye Care Centers of America, Inc.

Alice M. Richter
Member, Board of Directors, and Audit Committee,
G&K Services, Inc.

Peter Roy
Member, Board of Directors, Avalon Natural Products,
Traditional Medicinal, Inc., and Naked Juice

Daniel J. Sweeney, Ph.D.
Adjunct Professor, University of Denver

William U. Westerfield
Member, Board of Directors, and Audit Committee Chairman,
Gymboree Corporation and Lifetime Hoan Corporation
Member, Board of Directors, TL Administration Corporation
(Formerly named Twinlab Corporation)

Executive Officers

Peter L. Harris
Chief Executive Officer

Richard E Everett
President and Chief Operating Officer

Eric S. Nelson
Senior Vice President, Chief Financial Officer and Secretary

Company Information

Company Headquarters
500 Westridge Drive
Watsonville, California 95076
(831) 728-2700

Transfer Agent
EquiServe Trust Company, N.A.
P.O. Box 129045, Kansas City, MO 64121 9045
Shareholder Inquiries (816) 843-4299
www.equiserve.com

Counsel
Dow, Lohnes & Albertson, PLIC
1200 New Hampshire Ave. N.W.
Washington, DC 20036

Independent Registered Public Accounting Firm
Deloitte & Touche LLP
50 Fremont Street
San Francisco, California 94105

SEC
Copies of the Company's Securities and Exchange Commission annual reports on Form 10-K and quarterly reports on Form 10-Qs (exclusive of exhibits) are available without charge upon written request to:

Investors Relations
West Marine, Inc.
500 Westridge Drive
Watsonville, California 95076
(831) 761-4110

Annual Reports are available on-line at www.westmarine.com.

The Company does not distribute quarterly reports to its stockholders.

Printed on recycled paper

WMA-AR-05

Design and Production: BenderPlus, New York
Photo of Mari Cha on page 8 ©SF Bay Images



West Marine®

Company Headquarters
500 Westridge Drive
Watsonville, California 95076
(831) 728-2700
westmarine.com